UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 13, 2008

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 13, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667-2114 South Africa 27 (0) 11 884 1610 www.grtbasin.com

GREAT BASIN GOLD'S HOLLISTER DEVELOPMENT PROJECT ENCOUNTERS EXCEPTIONAL
GRADES ON CENTRAL CLEMENTINE AND GWENIVERE VEIN EXPLORATION DRIFTING

February 13, 2008 , Vancouver BC - Great Basin Gold Ltd. ("Great Basin or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBG) announces that underground development at its Hollister Mine development project continued to accelerate in the fourth quarter of 2007 with 2,242 feet (683 m) of total development being achieved.

Exploration drifting on the Clementine and Gwenivere vein systems continued during the fourth quarter. The purpose of the vein exploration development has been to explore the identified mineralized structures to confirm tenor of the veins and provide bulk sample material for milling test runs. The following table summarizes the 887 feet of exploration drifting in the fourth quarter 2007. The grade from sampling, averaged over a width equivalent to the resource model, is compared to the grade from the resource estimate.

4th Quarter 2007 Hollister Project Reconciliation Summary Table Undiluted Resource Model Compared to Actual Vein Samples over Equivalent Widths
Vein	Drift	Length (feet)	Number of Samples	Resource Model		Actual values assayed
				Au/Ag Grades (oz/t)	Ave. Vein Width (feet)	Au/Ag Grades (oz/t)	Ave. Vein Width (feet)	Grade of Vein only -excluding stock work Au/Ag (oz/t)
Central Clementine	3000 North X-cut West Drift	248	50	3.75/13.3	2.1	13.14/103.20	2.1	22.99/180.6
Central Clementine	3000 North X-cut East Drift	177	41	6.55/22.8	2.3	6.23/28.26	2.3	14.32/65.0
Gwenivere	3000 South X-cut West Drift	219	38	0.604/5.1	3.7	1.60/24.96	3.7	2.19/34.2
Gwenivere	3000 South X-cut East Drift	243	44	0.344/1.9	2.8	1.28/11.29	2.8	2.11/18.6

Assay results from 173 geologic face samples, taken at an average of one sample for every 6 feet of drifting, collected while driving initial drifts in the Central Clementine and Gwenivere veins were consistently found to be higher grade than the resource model estimates. The resource model was developed for use with the Hollister Project feasibility study, filed at www.SEDAR.com in September 2007. Assaying procedure was standard fire assay using a gravimetric finish. Results from individual samples were assayed as high as 161.9 oz/t (5,037 g/t) Au and 1,015.4 oz/t (31,582 g/t) Ag. Metallic screen fire assaying is in progress to confirm the original fire assays and to enhance the accounting of coarse gold.

Underground drilling scheduled for the first quarter of 2008 is targeted to delineate the up-dip and down-dip extension and strike extensions of both the Clementine and Gwenivere high-grade ore zones.

The Hollister project is also developing authorized permanent infrastructure including an exhaust and secondary access raise that will allow the project to begin test stoping after the commissioning thereof. The raise is advancing on schedule and will be completed during the first quarter of 2008. As planned in the Feasibility Study, stoping of the Hollister vein systems will begin in the second quarter of 2008.

Great Basin Gold President and CEO Ferdi Dippenaar said:

"This is an exciting development. We believe that the true potential of the Hollister deposit will only be known through the systematic exploration and development activities currently underway within the Hollister Development Block area. This program follows Board approval of a US$14.4 million exploration program in November 2007, the purpose being in-fill, surface and strike and depth extension drilling.

The Hollister Management team is confident of delivering the project as planned. Continued success with the advanced exploration program will result in an update to the resource statement, which is expected to be completed during the second quarter of 2008."

Deon van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd is the qualified person, reviewing this news release on behalf of Great Basin Gold.

Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 884 1610
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Although feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of a mine depends on securing environmental and other permits on a timely basis. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This news release also uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.